Exhibit 99.1

Press release

WiLAN Signs License with MediaTek

OTTAWA, Canada – March 6, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that MediaTek Inc. (“MediaTek”) has signed a five-year license agreement related to Bluetooth and Wi-Fi standards. Other terms of the agreement are confidential.

MediaTek Inc. is a leading fabless semiconductor company for wireless communications and digital multimedia solutions. The company is a market leader and pioneer in cutting-edge system-on-chip solutions for wireless communications, high-definition TV, optical storage, and DVD and Blu-ray products. Founded in 1997 and listed on Taiwan Stock Exchange, MediaTek is headquartered in Taiwan and has sales or research subsidiaries in Mainland China, Singapore, India, U.S., Japan, Korea, Denmark, England, Sweden and Dubai. For more information, see www.mediatek.com.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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